SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):...........

In furtherance of Forms 6-K's submitted by G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) on February 25, 2015 and March 25, 2015, the Company has been informed that a settlement agreement has been reached between Zwi Williger and Joseph Williger (together, the “Lender”), and Israel 18, Israel 180 Ltd. (an Israeli private company wholly owned by Israel 18) and Orot Israel Ltd. (an Israeli private company wholly owned by Israeli 180 Ltd.) (together, the “Borrower”) regarding the Loan Agreement entered into between the parties on February 24, 2015 (the “Loan Agreement”).  Pursuant to the settlement agreement, the parties agreed that all amounts which were to be lent to the Borrower under the Loan Agreement would be returned to the Lender, and  all forms of securities and pledges registered in the favor of the Lender relating to the Loan Agreement would be released.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: May 11, 2015
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer